October 27, 2005

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: John Krug, Senior Counsel

Re:	LEV Pharmaceuticals, Inc. Preliminary Proxy Statement filed October 19, 2005 File No. 0-32947

Dear Mr. Krug:

This letter sets forth the responses of LEV Pharmaceuticals, Inc., a Delaware corporation (the “Company” or “we”), to the comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 21, 2005 concerning the Preliminary Proxy Statement (File No. 0-32947) filed with the Commission on October 19, 2005 (the “Registration Statement”). We are authorized by the Company to provide the responses contained in this letter on behalf of the Company.

The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in its letter to the Company dated October 21, 2005. References in the text of the responses herein to captions and page numbers are to Amendment No. 1 to the Preliminary Proxy Statement which is being filed herewith. For your convenience, we set forth each comment from your comment letter in bold type-face and include the Company’s response below it.

Corporate Governance and Board of Directors Matters, page 7

1.	Please expand the discussion to include the information requested by Item 7(d)(1) and (2) of Schedule 14A to the extent applicable.

On page 7 of the Amended Preliminary Proxy Statement we have added in the information requested by Item 7(d)(1) and (2) of Scheduel 14A.

Proposal No. 2. Approval of the repricing of options to purchase an aggregate of 2,854,900 shares of common stock held by Joshua D. Schein, the Company’s Chief Executive Officer and Judson Cooper, the Company’s Chairman, page 9.

2.
Please expand the discussion in the first paragraph to provide additional details concerning the options and warrants including, the amount of the increase in the number of shares issuable upon exercise of the options and warrants, the specific reason for the reduction in exercise price, why the reduction was implemented six months after the merger, and specifically how the reductions were calculated.

On page 10 of the Amended Preliminary Proxy Statement we have added in the requested disclosure.

3.
Please expand the discussion to indicate why the board determined the repricing should be subject to shareholder approval. In addition, please clarify what, if anything, will happen in the event the proposal is not approved by shareholders.

On page 10 of the Amended Preliminary Proxy Statement we have added in the requested disclosure.

4.	Please expand the discussion to indicate whether Messrs. Schein and Cooper will vote on the proposal or whether approval requires a vote by a majority of disinterested shareholders.

On page 10 of the Amended Preliminary Proxy Statement we have indicated that Messrs. Schein and Cooper intend to vote on the proposal.

5.
Please expand the discussion to provide market price information on the dates of the repricing, board action, and the most recent date practicable. In addition, discuss the extent to which Messrs. Schein and Cooper benefited, respectively, as a result of the repricing.

On page 10 of the Amended Preliminary Proxy Statement we have included the market price information on the date of the board action and the most recent date practicable. In addition, we have also discussed the extent to which Messrs. Schein and Cooper benefited, respectively, as a result of the repricing.

Very truly yours,

/s/ Andrea Cataneo
Andrea Cataneo